UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ]Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.See Instruction 1(b)

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 of Section 30(f) of the Investment Company Act of 1940.

                        Commission File Number 000-20841

                           UGLY DUCKLING CORPORATION
             (Exact name of registrant as specified in its charter)

             Delaware                           86-0721358
   (State of other jurisdiction of           (I.R.S. employer
    incorporation or organization)          identification no.)

                      2525 East Camelback Road, Suite 500
                             Phoenix, Arizona 85016
               (Address of pricipal executive officer) (ZIP Code)
       Registrant's telephone number, including area code: (602) 852-6600

1. Name and Address of Reporting Person(s)
   Addink, Donald L
   2525 East Camelback Road, Suite 500
   Phoenix, Arizona  85016
2. Issuer Name and Ticker or Trading Symbol
   Ugly Duckling Corporation (UGLY)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   03/99
5. If Amendment, Date of Original (Month/Year)
6. Relationship  of Reporting  Person(s) to Issuer  (Check all  applicable)
   [ ] Director                            [ ] 10% Owner
   [X] Officer  (give  title  below)       [ ] Other  (specify below)
       Senior Vice President and Senior Analyst
7. Individual or Joint/Group  Filing (Check  Applicable  Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock-unchanged                                                                           98,000         D  Direct




Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Executive Incentive Stock      $8.25%                                                                     %            %
Option (right to buy)-unchanged%
Incentive Stock Option (right  $5.13                                                                      &            &
to buy)-unchanged&
Stock Option (right to buy)    +               3/26/99+       J                          50,000+          +            +


Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Executive Incentive Stock                Common Stock                                             25,000%       D   Direct
Option (right to buy)-unchanged%
Incentive Stock Option (right            Common Stock                                             8,500&        D   Direct
to buy)-unchanged&
Stock Option (right to buy)    +         Common Stock                   50,000        +           0+            D   Direct


Explanation of Responses:

% These 25,000 options were granted under the UGLY 1998 Executive Incentive Plan ("1998 Executive Incentive Plan") effective as of 1/15/98 at an exercise price of $8.25 per share. The grant was subject to shareholder approval, which was obtained on or around 8/31/98. The options vest over a 5 year period (beginning one year after the date of grant) and are subject to additional vesting hurdles based on the market value of UGLY's Common Stock on Nasdaq. The price hurdle for the first year of the grant is a 20% increase in such market value over the exercise price of the options, with the price hurdles increased for the next 4 years in additional 20%
     increments over the exercise price of the options. Regardless of price hurdles being met, the option grant becomes fully vested on 1/15/2005, unless sooner exercised or forfeited. The options expire 10 years from the date of grant.

Continuation Explanation of Responses:


& These options were cancelled/repriced on 11/17/98. The options were originally granted effective as of 12/2/96, for 17,000 shares, at an exercise price of $17.69 per share. The repriced options are considered to be granted effective as of 11/17/98, for 8,500 shares, at an exercise price of $5.13 per share. All options were granted under the Incentive Plan and vest over a 5 year period with 20% vesting each year, beginning one year after the date of grant. Generally, the options expire 6 years from the date of grant.

+ 3/26/99 cancellation of option. On 8/18/97, the Reporting Person was granted an option from Ernest C. Garcia II (another UGLY Section 16 reporting person) for the Reporting Person to acquire 50,000 shares of Mr. Garcia's UGLY Common Stock at $15.00 per share (approximate closing price of UGLY Common Stock on 8/18/97) at anytime between the date of option grant through May 31, 2000. On or about 3/26/99 the parties to the option mutually agreed to cancel it for no value received or paid.

@    Power of Attorney is included and made a part of this filing.



SIGNATURE OF REPORTING PERSON
/S/ JUDITH A. BOYLE                4/8/99
-------------------                ------
By: Judith A. Boyle                DATE
@ Attorney-in-Fact
For: Donald L. Addink

                                POWER OF ATTORNEY
                                   (D. Addink)


     I hereby appoint Steven P. Johnson, Judith A. Boyle and Steven D. Pidgeon, and each of them, attorney-in-fact for me, each with full power of substitution, to prepare, execute and deliver on my behalf reports required to be filed by me pursuant to Section 16 of the Securities Exchange Act of 1934, as amended ("Section 16"), and Rule 144 and Rule 145 under the Securities Act of 1933 (singly or collectively ("Rule 144")). Among other things, each attorney-in-fact is authorized to file original reports (either electronically or otherwise), signed by me or on my behalf, on Forms 3, 4 and 5, and Form 144 with the Securities and Exchange Commission, and to provide any necessary copies of such signed forms to The NASDAQ Stock Market and Ugly Duckling Corporation as required by the rules under Section 16 and Rule 144 as in effect from time to time.

     This power of attorney is effective from the date hereof until September 1, 1999, unless earlier revoked or terminated.


                              /s/ DONALD L. ADDINK
                              --------------------
                                Donald L. Addink


Dated:   April 28, 1998